UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_____________________

CYTOMEDIX, INC.

(Name of Issuer)

_____________________

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

23283B204

(CUSIP Number)

Aldagen Holdings, LLC c/o Thomas A. Allen Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail Suite 300 Raleigh, NC 27607

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012

(Date of Event which Requires Filing of this Statement)

_____________________

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

Cusip No. 23283B204

1.	Names of Reporting Persons. Aldagen Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,539,816
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,539,816

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,539,816
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 15.3%
14.	Type of Reporting Person (See Instructions): OO

2

1.	Names of Reporting Persons. Intersouth Affiliates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 45,084
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 45,084

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,084
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): PN

3

1.	Names of Reporting Persons. Intersouth Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 986,250
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 986,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 986,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.1%
14.	Type of Reporting Person (See Instructions): PN

4

1.	Names of Reporting Persons. Intersouth Associates V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,031,334
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,031,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,031,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.2%
14.	Type of Reporting Person (See Instructions): OO

5

1.	Names of Reporting Persons. Intersouth Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 931,985
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 931,985

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 931,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.1%
14.	Type of Reporting Person (See Instructions): PN

6

1.	Names of Reporting Persons. Intersouth Associates VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 931,985
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 931,985

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 931,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.1%
14.	Type of Reporting Person (See Instructions): OO

7

1.	Names of Reporting Persons. Intersouth Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,061,188
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,061,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,061,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.2%
14.	Type of Reporting Person (See Instructions): PN

8

1.	Names of Reporting Persons. Intersouth Associates VII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,061,188
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,061,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,061,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.2%
14.	Type of Reporting Person (See Instructions): OO

9

1.	Names of Reporting Persons. Mitch Mumma
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,024,507
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,024,507

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,024,507
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): IN

10

1.	Names of Reporting Persons. Dennis Dougherty
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,024,507
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,024,507

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,024,507
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): IN

11

1.	Names of Reporting Persons. Richard Kent, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,024,507
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,024,507

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,024,507
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): IN

12

1.	Names of Reporting Persons. CNF Investments II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 683,878
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 683,878

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 683,878
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

13

1.	Names of Reporting Persons. Robert J. Flanagan
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 683,878
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 683,878

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 683,878
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

14

1.	Names of Reporting Persons. Joseph Del Guercio
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 683,878
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 683,878

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 683,878
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

15

1.	Names of Reporting Persons. Aurora Enrichment Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 45,962
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 45,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,962
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

16

1.	Names of Reporting Persons. Aurora Enrichment Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 45,962
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 45,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,962
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

17

1.	Names of Reporting Persons. Harbinger/Aurora Venture Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 104,997
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 104,997

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

18

1.	Names of Reporting Persons. Harbinger/Aurora QP Venture Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 151,747
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 151,747

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 151,747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

19

1.	Names of Reporting Persons. Harbinger/Aurora Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 256,744
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 256,744

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 256,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

20

1.	Names of Reporting Persons. B. Jefferson Clark
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,585,778
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,585,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,585,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 15.4%
14.	Type of Reporting Person (See Instructions): IN

21

1.	Names of Reporting Persons. M. Scott Albert
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 45,962
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 45,962

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,962
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

22

1.	Names of Reporting Persons. Tall Oaks Capital Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,503
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,503

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

23

1.	Names of Reporting Persons. Tall Oaks Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,503
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,503

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

24

1.	Names of Reporting Persons. Kathryne Carr
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,556,319
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,556,319

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,556,319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 15.4%
14.	Type of Reporting Person (See Instructions): IN

25

1.	Names of Reporting Persons. Hiram Ewald
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,503
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,503

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

26

1.	Names of Reporting Persons. Colin Rolph
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,503
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 16,503

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

27

1.	Names of Reporting Persons. Harbert Venture Partners MM, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 494,614
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 494,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 494,614
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

28

1.	Names of Reporting Persons. Harbert Venture Partners (Annex Fund), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 156,119
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 156,119

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,119
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

29

1.	Names of Reporting Persons. ALD Co-Investor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 338,495
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 338,495

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

30

1.	Names of Reporting Persons. William W. Brooke
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 14,034,430
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 14,034,430
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,034,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 15.9%
14.	Type of Reporting Person (See Instructions): IN

31

1.	Names of Reporting Persons. Tullis-Dickerson Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 210,317
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 210,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

32

1.	Names of Reporting Persons. Tullis-Dickerson Capital Focus III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 210,317
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 210,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): PN

33

1.	Names of Reporting Persons. James Tullis
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 210,317
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 210,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

34

1.	Names of Reporting Persons. New Markets Growth Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 42,823
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 42,823

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,823
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): OO

35

1.	Names of Reporting Persons. Mark Grovic
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 42,823
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 42,823
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,823
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

36

1.	Names of Reporting Persons. Joel Kimbrough
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 13,763
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,763
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,763
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN

37

1.	Names of Reporting Persons. Jonathon M. Lawrie, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 768
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 768
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): less than 1%
14.	Type of Reporting Person (See Instructions): IN
38

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”) of Cytomedix, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 209 Perry Parkway, Suite 7, Gaithersburg, Maryland 20877.

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Intersouth Partners V, L.P. (“ISP V”), Intersouth Affiliates V, L.P. (“AFF V”), Intersouth Partners VI, L.P. (“ISP VI”), Intersouth Partners VII, L.P. (“ISP VII”), ALD Co-Investor, LLC (“ALD”), Aurora Enrichment Fund, LLC (“Aurora”), CNF Investments II, LLC (“CNF II”), Harbert Venture Partners (Annex Fund), LLC (“Harbert”), Harbinger/Aurora QP Venture Fund, L.L.C. (“Harbinger QP”), Harbinger/Aurora Venture Fund, L.L.C. (“Harbinger Venture Fund”), New Markets Growth Fund, LLC (“New Markets”), Tall Oaks Capital Investments, LLC (“Tall Oaks”), Tullis-Dickerson Capital Focus III, L.P. (“Tullis”), Jonathon M. Lawrie, Joel Kimbrough and each of the general partners and managing members referenced in subsections (b) and (c) below (each an “Investor” and collectively, the “Investors”). This Schedule 13D is also being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Exchange Act: Kathryne Carr, William W. Brooke, B. Jefferson Clark and Aldagen Holdings, LLC (“Holdings”).

(b)-(c)

The principal business of each of ISP V, AFF V, ISP VI, ISP VII, ALD, Aurora, CNF II, Harbert, Harbinger QP, Harbinger Venture Fund, New Markets, Tall Oaks and Tullis is that of a private investment partnership. The principal occupation of Dr. Lawrie is that of acting as the Executive Director of the North Carolina Biotechnology Center, Western Office. Mr. Kimbrough is a retired accountant, currently engaged in private investment. The principal occupation of Ms. Carr is that of acting as a managing director of Tall Oaks Capital Partners, LLC (“Tall Oaks Partners”). The principal occupation of Mr. Brooke is that of acting as a managing partner of Harbert Venture Partners MM, LLC (“Harbert Ventures LLC”). The principal occupation of Mr. Clark is that of acting as the president of Harbinger/Aurora Ventures, LLC (“Harbinger Ventures LLC”) and the manager of Aurora Enrichment Management Company, LLC (“Aurora Management Co”). The principal business of Holdings is to maximize the value of the consideration received under the Exchange and Purchase Agreement by and among Issuer, Holdings, and Aldagen, Inc. (“Aldagen”), dated February 8, 2012 (the “Exchange Agreement”), a copy of which is attached as Exhibit 2.1 to Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 9, 2012 and incorporated by reference herein.

The sole general partner of ISP V and AFF V is Intersouth Associates V, LLC (“ISA V, LLC”). The principal business of ISA V, LLC is that of acting as the general partner of ISP V and AFF V. Mitch Mumma and Dennis Dougherty are the member managers of ISA V, LLC. The sole general partner of ISP VI is Intersouth Associates VI, LLC (“ISA VI, LLC”). The principal business of ISA VI, LLC is that of acting as the general partner of ISP VI. Mitch Mumma and Dennis Dougherty are the member managers of ISA VI, LLC. The sole general partner of ISP VII is Intersouth Associates VII, LLC (“ISA VII, LLC”). The principal business of ISA VII, LLC is that of acting as the general partner of ISP VII. Mitch Mumma and Dennis Dougherty are the member managers of ISA VII, LLC. The principal occupation of Messrs. Mumma and Dougherty is that of acting as partners of Intersouth Partners, a private investment company. Dr. Richard Kent, a member of ISA V, LLC, ISA VI, LLC and ISA VII, LLC, is a member of the Issuer’s Board of Directors and a partner with Intersouth Partners. The principal business address of each of these entities and individuals is c/o Intersouth Partners, 406 Blackwell Street, Suite 200, Durham, North Carolina 27701.

Robert J. Flanagan’s principal occupation is that of acting as a managing member of CNF II and Joseph Del Guercio’s principal occupation is that of acting as the managing director of CNF II (collectively, the “CNF II Members”). The principal business address of each is 7500 Old Georgetown Road, Suite 620, Bethesda, Maryland 20814. Mr. Del Guercio also serves as a member of the Issuer’s Board of Directors.

The sole managing member of Aurora is Aurora Management Co. The principal business of Aurora Management Co is that of acting as the managing member of Aurora. Mr. Clark is the manager of Aurora Management Co and M. Scott Albert is a venture partner with Aurora Management Co. The principal business address of each is c/o The Aurora Funds, 790 SE Cary Parkway, Suite 204, Cary, North Carolina 27511.

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The sole managing member of ALD and Harbert is Harbert Ventures LLC. The principal business of Harbert Ventures LLC is that of acting as the managing member of ALD and Harbert. Mr. Brooke is a managing partner of Harbert Ventures LLC. The principal business address of each is 1210 East Cary Street, Suite 400, Richmond, Virginia 23219.

The sole managing member of Harbinger Venture Fund and Harbinger QP is Harbinger Ventures LLC. The principal business of Harbinger Ventures LLC is that of acting as the managing member of Harbinger Venture Fund and Harbinger QP. The principal business address of each is c/o The Aurora Funds, 790 SE Cary Parkway, Suite 204, Cary, North Carolina 27511.

The sole managing member of Tall Oaks is Tall Oaks Capital Partners. The principal business of Tall Oaks Partners is that of acting as the managing member of Tall Oaks. Ms. Carr, Hiram Ewald and Colin Rolph are the managing directors of Tall Oaks Partners. The principal business address of each is 315 Old Ivy Way, Suite 301, Charlottesville, Virginia 22903.

Tullis-Dickerson Partners III, LLC (“Tullis GP”) is the sole general partner of Tullis. The principal business of Tullis GP is that of acting as the general partner of Tullis. James Tullis is the manager of Tullis GP. The principal business address of Tullis and Tullis GP is c/o Tullis-Dickerson Partners III, LLC, Two Greenwich Plaza, 4th Floor, Greenwich, Connecticut 06830.

The managing director of New Markets is Mark Grovic. The principal occupation of Mr. Grovic is that of acting as the managing director of New Markets. The principal business address of New Markets and Mr. Grovic is 9516 Ocala Street, Silver Spring, Maryland 20901.

Mr. Kimbrough’s principal address is 9412 Greyhill Cove, Cordova, Tennessee 38018.

Dr. Lawrie’s principal business address is 1465 Sand Hill Road, Candler, North Carolina 28715.

(d)-(e)

During the last five years, none of the Reporting Persons or individuals named in this Item 2: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Aldagen Holdings, LLC is a North Carolina limited liability company.

ISP V is a Delaware limited partnership.

AFF V is a Delaware limited partnership.

ISA V, LLC is a Delaware limited liability company.

ISP VI is a Delaware limited partnership.

ISA VI, LLC is a Delaware limited liability company.

ISP VII is a Delaware limited partnership.

ISA VII, LLC is a Delaware limited liability company.

Mitch Mumma is a citizen of the United States of America.

Dennis Dougherty is a citizen of the United States of America.

Richard Kent is a citizen of the United States of America.

CNF II is a Delaware limited liability company.

Robert J. Flanagan is a citizen of the United States of America.

Joseph Del Guercio is a citizen of the United States of America.

Aurora Management Co is a Delaware limited liability company.

Aurora is a Delaware limited liability company.

Harbinger Ventures LLC is a Delaware limited liability company.

Harbinger Venture Fund is a Delaware limited liability company.

Harbinger QP is a Delaware limited liability company.

B. Jefferson Clark is a citizen of the United States of America.

M. Scott Albert is a citizen of the United States of America.

Tall Oaks Partners is a Delaware limited liability company.

Tall Oaks is a Delaware limited liability company.

Harbert Ventures LLC is a Delaware limited liability company.

Harbert is a Delaware limited liability company.

ALD is a Delaware limited liability company.

William W. Brooke is a citizen of the United States of America.

40

Kathryne Carr is a citizen of the United States of America.

Hiram Ewald is a citizen of the United States of America.

Colin Rolph is a citizen of the United States of America.

Tullis is a Delaware limited partnership.

James Tullis is a citizen of the United States of America.

Tullis GP is a Delaware limited liability company.

New Markets is a Delaware limited liability company.

Mark Grovic is a citizen of the United States of America.

Joel Kimbrough is a citizen of the United States of America.

Jonathon M. Lawrie is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for these purchases was the working capital of ISP V, AFF V, ISP VI, ISP VII, ALD, Aurora, CNF II, Harbert, Harbinger QP, Harbinger Venture Fund, New Markets, Tall Oaks and Tullis, respectively. The source of funds for the purchases by Holdings is described in Item 4, below. The source of funds for Dr. Lawrie and Mr. Kimbrough was the exchange of warrants outstanding for the purchase of common stock of Aldagen for warrants to acquire shares of Issuer’s Common Stock, as described in greater detail in Item 4, below.

Item 4. Purpose of Transaction.

On February 8, 2012, Issuer and Holdings entered into the Exchange Agreement, which is attached as Exhibit 2.1 to Issuer’s Form 8-K filed with the SEC on February 9, 2012 and incorporated by reference herein. Pursuant to the terms of the Exchange Agreement, Issuer acquired all of the issued and outstanding capital stock and convertible promissory notes of Aldagen. As consideration for the exchange of the outstanding capital stock and convertible promissory notes of Aldagen, Issuer issued 135,398.16 shares of its Series E Convertible Preferred Stock to Holdings, to be converted at a 1-for-100 ratio upon Issuer’s filing of a Certificate of Amendment to its Certificate of Incorporation. Also in connection with the Exchange Agreement, those Investors holding warrants to acquire shares of Aldagen capital stock exchanged the Aldagen warrants for warrants to acquire an aggregate of 1,862,292 shares of Issuer’s Common Stock with an exercise price of $1.42 per share. Each of the Investors, excluding Dr. Lawrie and Mr. Kimbrough, and Issuer also entered into subscription agreements dated February 8, 2012 (each a “Subscription Agreement”), in substantially the form attached as Exhibit 10.3 to Issuer’s Form 8-K filed with the SEC on February 9, 2012 and incorporated by reference herein, pursuant to which the Investors, excluding Dr. Lawrie and Mr. Kimbrough, purchased an aggregate of 4,231,192 shares of Issuer’s Common Stock at a price of $1.1817 per share. In addition to the aforementioned consideration, Holdings also has the right to receive up to 20,309,723 shares of Common Stock, contingent upon Aldagen’s achieving certain performance milestones related to its current ALD-401 Phase 2 clinical trial.

In connection with the Exchange Agreement, effective as of February 8, 2012, the Issuer’s Board of Directors appointed Edward L. Field as the Issuer’s Chief Operating Officer. Mr. Field had previously served as the President and Chief Operating Officer of Aldagen. The Issuer’s Board of Directors also appointed Dr. Kent and Messrs. Lyle Hohnke and Del Guercio to serve as members of the Issuer’s Board of Directors, effective February 8, 2012.

The acquisition of Issuer’s shares by the Reporting Persons was for investment purposes and, other than as described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer’s subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 88,061,795 shares of Common Stock outstanding as of the date of the event which requires the filing of this statement, as provided by the Issuer.

(a)

41

Holdings directly beneficially owns 13,539,816 shares of Common Stock, on an as-converted basis, or approximately 15.3% of the Common Stock outstanding. Each of Mr. Brooke, Ms. Carr and Mr. Clark, as the managers of Holdings (the “Holdings Managers”), may be deemed to indirectly beneficially own the securities owned by Holdings.

ISP V directly beneficially owns 986,250 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding, of which 872,634 are shares of Common Stock and 113,616 are warrants to acquire Common Stock that are immediately exercisable. AFF V directly beneficially owns 45,084 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 39,892 are shares of Common Stock and 5,192 are warrants to acquire Common Stock that are immediately exercisable. ISP VI directly beneficially owns 931,985 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding, of which 912,527 are shares of Common Stock and 19,458 are warrants to acquire Common Stock that are immediately exercisable. ISP VII directly beneficially owns 1,061,188 shares of Common Stock, or approximately 1.2% of the Common Stock outstanding, of which 912,527 are shares of Common Stock and 148,661 are warrants to acquire Common Stock that are immediately exercisable. ISA V, LLC, as the general partner of ISP V and AFF V, may be deemed to indirectly beneficially own the securities owned by ISP V and AFF V. ISA VI, LLC, as the general partner of ISP VI, may be deemed to indirectly beneficially own the securities owned by ISP VI. ISA VII, LLC, as the general partner of ISP VII, may be deemed to indirectly beneficially own the securities owned by ISP VII. Messrs. Mumma and Dougherty, as member managers of ISA V, LLC, ISA VI, LLC and ISA VII, LLC, may be deemed to indirectly beneficially own the securities owned by ISP V, AFF V, ISP VI, and ISP VII. Dr. Kent, as a member of ISA V, LLC, ISA VI, LLC and ISA VII, LLC, may be deemed to indirectly beneficially own the securities owned by ISP V, AFF V, ISP VI and ISP VII.

CNF II directly beneficially owns 683,878 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 634,679 are shares of Common Stock and 49,199 are warrants to acquire Common Stock that are immediately exercisable. Messrs. Flanagan and Del Guercio, as managing member and managing director, respectively, of CNF II, may be deemed to indirectly beneficially own the securities owned by CNF II.

Aurora directly beneficially owns 45,962 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 42,312 are shares of Common Stock and 3,650 are warrants to acquire Common Stock that are immediately exercisable. Aurora Management Co, as the managing member of Aurora, may be deemed to indirectly beneficially own the securities owned by Aurora. Messrs. Clark and Albert, as members of Aurora Management Co, may be deemed to indirectly beneficially own the securities owned by Aurora.

Harbert directly beneficially owns 156,119 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 84,624 are shares of Common Stock and 71,495 are warrants to acquire Common Stock that are immediately exercisable. ALD directly beneficially owns 338,495 shares of Common Stock, less than 1% of the Common Stock outstanding. Harbert Ventures LLC, as the managing member of Harbert and ALD , may be deemed to indirectly beneficially own the securities owned by Harbert and ALD. Mr. Brooke, as a managing partner of Harbert Ventures LLC, may be deemed to indirectly beneficially own the securities owned by Harbert and ALD.

Harbinger Venture Fund directly beneficially owns 104,997 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 86,522 are shares of Common Stock and 18,475 are warrants to acquire shares of Common Stock that are immediately exercisable. Harbinger QP directly beneficially owns 151,747 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 125,038 are shares of Common Stock and 26,709 are warrants to acquire shares of Common Stock that are immediately exercisable. Harbinger Ventures LLC, as the managing member of Harbinger Venture Fund and Harbinger QP, may be deemed to indirectly beneficially own the securities owned by Harbinger Venture Fund and Harbinger QP.

Tall Oaks directly beneficially owns 16,503 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 12,694 are shares of Common Stock and 3,809 are warrants to acquire shares of Common Stock that are immediately exercisable. Tall Oaks Partners, as the managing member of Tall Oaks, may be deemed to indirectly beneficially own the securities owned by Tall Oaks. Ms. Carr and Messrs. Ewald and Rolph, as members of Tall Oaks Partners, may be deemed to indirectly beneficially own the securities owned by Tall Oaks.

Tullis directly beneficially owns 210,317 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 126,936 are shares of Common Stock and 83,381 are warrants to acquire shares of Common Stock that are immediately exercisable. Tullis GP, as the general partner of Tullis, may be deemed to indirectly beneficially own the securities owned by Tullis. Mr. Tullis, as manager of Tullis GP, may be deemed to indirectly beneficially own the securities owned by Tullis.

New Markets directly beneficially owns 42,823 shares of Common Stock, less than 1% of the Common Stock outstanding, of which 42,312 are shares of Common Stock and 511 are warrants to acquire shares of Common Stock that are immediately exercisable. Mr. Grovic, as a managing director of New Markets, may be deemed to indirectly beneficially own the securities owned by New Markets.

42

Mr. Kimbrough directly beneficially owns warrants to acquire 13,763 shares of Common Stock that are immediately exercisable.

Dr. Lawrie directly beneficially owns warrants to acquire 768 shares of Common Stock that are immediately exercisable.

(b)

Holdings and each of the managers of Holdings may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Issuer that are beneficially owned by Holdings. Each such person disclaims beneficial ownership of all securities owned by Holdings other than those he or she owns indirectly, if any, by virtue of his or her indirect pro rata interest as a member of Tall Oaks Partners, Harbert Ventures LLC, Harbinger Ventures LLC or Aurora Management Co.

Each of (i) the managing members of ISA V, LLC, ISA VI, LLC. ISA VII, LLC, (ii) Dr. Richard Kent, by power-of-attorney granted by ISA V, LLC, ISA VI, LLC and ISA VII, LLC, (iii) ISP V, AFF V, ISP VI and ISP VII, and (iv) Messrs. Mumma and Dougherty, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Issuer that are beneficially owned by ISP V, AFF V, ISP VI and ISP VII. Each such person disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of ISA V, LLC, ISA VI, LLC and ISA VII, LLC.

Each of the CNF II Members and CNF II may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Issuer that are beneficially owned by CNF II. Each such person disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of CNF II.

Each of (i) Messrs. Clark and Albert, as managing members of Aurora Management Co, and (ii) Aurora, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Aurora. Each of Messrs. Clark and Albert disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of Aurora Management Co.

Each of (i) Mr. Brooke, as managing partner of Harbert Ventures LLC, (ii) Harbert Ventures LLC, and (iii) Harbert, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Harbert. Each of (i) Mr. Brooke, as managing partner of Harbert Ventures LLC, (ii) Harbert Ventures LLC, and (iii) ALD, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by ALD. Mr. Brooke disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a partner of Harbert Ventures LLC.

Each of (i) Harbinger Ventures LLC, and (ii) Harbinger Venture Fund, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Harbinger Venture Fund. Each of (i) Harbinger Ventures LLC, and (ii) Harbinger QP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Harbinger Venture QP.

Each of (i) the managing directors of Tall Oaks Partners, (ii) Tall Oaks Partners, and (iii) Tall Oaks, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Issuer that are beneficially owned by Tall Oaks. Each such person disclaims beneficial ownership of all securities other than those he or she owns by virtue of his or her indirect pro rata interest as a member of Tall Oaks Partners.

Each of (i) Mr. Tullis, as manager of Tullis GP, (ii) Tullis GP, and (iii) Tullis, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Issuer that are beneficially owned by Tullis.

Each of (i) New Markets, and (ii) Mr. Grovic, as a managing director of New Markets, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Issuer that are beneficially owned by New Markets. Mr. Grovic disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of New Markets.

Mr. Kimbrough may be deemed to possess the sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that he beneficially owns.

Dr. Lawrie may be deemed to possess the sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that he beneficially owns.

43

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each Investor and Holdings are party to that certain Operating Agreement of Aldagen Holdings, LLC, dated February 8, 2012, pursuant to which Holdings is to hold the Common Stock and Series E Preferred Stock of the Issuer until all transaction proceeds under the Exchange Agreement have been received. The Holdings Managers have the authority under the Operating Agreement to determine the manner in which to maximize the value of such proceeds, including but not limited to determining whether to make distributions of Holdings’ proceeds to Investors in property or to liquidate consideration received under the Exchange Agreement and available for distribution after payment of Holdings’ expenses.

Issuer, Holdings and Aldagen are each party to the Exchange Agreement, described in further detail in Item 4 above, pursuant to which Holdings exchanged all of the outstanding capital stock and convertible promissory notes of Aldagen for 135,398.16 shares of Issuer’s Series E Convertible Preferred Stock. In connection with the Exchange Agreement, each Investor holding warrants to acquire shares of capital stock of Aldagen entered into a warrant agreement, dated February 8, 2012, (each a “Warrant Agreement”), substantially in the form attached as Exhibit 10.5 to Issuer’s Form 8-K filed with the SEC on February 9, 2012 and incorporated by reference herein, pursuant to which each such Investor’s warrants were cancelled and exchanged for warrants to acquire Common Stock of Issuer, as more fully described in Item 4, above. Issuer and each Investor, excluding Dr. Lawrie and Mr. Kimbrough, entered into a Subscription Agreement, pursuant to which each Investor purchased shares of Common Stock, as more fully described in Item 4, above.

Each of the Investors, excluding Dr. Lawrie and Mr. Kimbrough, and Issuer entered into a voting agreement, dated February 8, 2012 (each a “Cytomedix Voting Agreement”), substantially in the form attached as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on February 9, 2012 and incorporated by reference herein. Pursuant to the Cytomedix Voting Agreement, each such Investor has agreed that while the Cytomedix Voting Agreement is in effect, at any meeting of stockholders of the Issuer or in any other circumstances in which such Investor is entitled to vote, consent or give any other approval, the Investor will: (i) appear at each such meeting or otherwise cause all Common Stock beneficially owned by such Investor or as to which such Investor has, directly or indirectly, the right to vote or direct the voting, to be counted as present thereat for purposes of calculating a quorum; and (ii) vote (or cause to be voted), in person or by proxy, all such Common Stock, in favor of proposals to: (a) amend Issuer’s Certificate of Incorporation to increase the number of authorized shares of Common Stock, (b) authorize Issuer’s Board of Directors to effect, in its discretion prior to December 31, 2012, a reverse stock split of the outstanding shares of Issuer’s Common Stock in a specified ratio, and (c) ratify the increase in shares available for issuance under Issuer’s Long-Term Incentive Plan from 8,000,000 to 10,500,000.

In addition, each of the Investors and Holdings entered into a lock-up letter (the “Lock-up Letter”) pursuant to which each agreed to hold their respective Issuer securities as follows: (i) the Investors, excluding Dr. Lawrie and Mr. Kimbrough, to hold one-half of such Common Stock for a period of six months following the closing of the transaction, and the remaining one-half for a period of twelve months, (ii) Holdings to hold one-third of its Common Stock for a period of six months, one-third for a period of twelve months, and the remaining one-third for period of eighteen months following the closing of the transaction, and (iii) the Investors holding warrants convertible into Common Stock to hold one-third of such warrants for a period of six months, one-third for a period of twelve months, and the remaining one-third for a period of eighteen months following the closing of the transaction.

Item 7. Material to be filed as Exhibits.

Exhibit A—Joint Filing Agreement

Exhibit B—Power of Attorney

44

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2012

Aldagen Holdings, LLC

Intersouth Partners V, L.P.

Intersouth Affiliates V, L.P.

Intersouth Associates V, LLC

Intersouth Partners VI, L.P.

Intersouth Partners VI, LLC

Intersouth Partners VII, L.P.

Intersouth Partners VII, LLC

Mitch Mumma

Dennis Dougherty

Richard Kent, M.D.

CNF Investments II, LLC

Robert J. Flanagan

Joseph Del Guercio

Aurora Enrichment Management Company, LLC

Aurora Enrichment Fund, LLC

Harbinger/Aurora Ventures, LLC

Harbinger/Aurora Venture Fund, L.L.C.

Harbinger/Aurora QP Venture Fund, L.L.C.

B. Jefferson Clark

M. Scott Albert

Tall Oaks Capital Partners, LLC

Tall Oaks Capital Investments, LLC

Harbert Venture Partners MM, LLC

Harbert Venture Partners (Annex Fund), LLC

ALD Co-Investor, LLC

William W. Brooke

Kathryne Carr

Hiram Ewald

Colin Rolph

Tullis-Dickerson Capital Focus III, L.P.

Tullis-Dickerson Partners III, LLC

James Tullis

New Markets Growth Fund, LLC

Mark Grovic

Joel Kimbrough

Jonathon M. Lawrie, Ph.D.

By: /s/ Thomas A. Allen, attorney-in-fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

45

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: April 9, 2012

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ALD CO-INVESTOR, LLC

By:	HMC-Virginia, Inc.
its Manager

By:	/s/ William W. Brooke

William W. Brooke

Executive Vice President and Managing Partner

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

CNF INVESTMENTS II, LLC

By:	/s/ Joseph Del Guercio

Joseph Del Guercio

its Managing Director

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HARBERT VENTURE PARTNERS (ANNEX FUND), L.L.C.

By:	HMC-Virginia, Inc.
its Manager

By:	/s/ William W. Brooke

William W. Brooke

Executive Vice President and Managing Partner

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

AURORA ENRICHMENT FUND, L.L.C.

By:	Aurora Enrichment Management Co, L.L.C
its Managing Member

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

Manager

HARBINGER/AURORA QP VENTURE FUND, L.L.C.

By:	HARBINGER/AURORA VENTURES, L.L.C.
its Managing Member

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

President

HARBINGER/AURORA VENTURE FUND, L.L.C.

By:	HARBINGER/AURORA VENTURES, L.L.C.
its Managing Member

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

President

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

INTERSOUTH AFFILIATES V, L.P.

By:	INTERSOUTH ASSOCIATES V, LLC
its General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

INTERSOUTH PARTNERS V, L.P.

By:	INTERSOUTH ASSOCIATES V, LLC
its General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

INTERSOUTH PARTNERS VI, L.P.

By:	INTERSOUTH ASSOCIATES VI, LLC
Its General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

INTERSOUTH PARTNERS VII, L.P.

By:	INTERSOUTH ASSOCIATES VII, LLC
Its General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

NEW MARKETS GROWTH FUND

By:	/s/ Mark Grovic

Mark Grovic

Managing Director

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

TALL OAKS CAPITAL INVESTMENTS, LLC

By:	/s/ Kathryne Carr

Kathryne Carr

Managing Director

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C.
its General Partner

By:	/s/James L. L. Tullis

James L. L. Tullis

Manager

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

By: /s/ Joel Kimbrough

Joel Kimbrough

By: /s/ Jonathon M. Lawrie

Jonathon M. Lawrie

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ALDAGEN HOLDINGS, LLC

By:	/s/ William W. Brooke
William W. Brooke
Manager

By:	/s/ B. Jefferson Clark
B. Jefferson Clark
Manager

By:	/s/ Kathryne Carr
Kathryne Carr
Manager

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

/s/ William W. Brooke

William W. Brooke

/s/ B. Jefferson Clark

B. Jefferson Clark

/s/ Kathryne Carr

Kathryne Carr

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

/s/ Thomas A. Allen, by power-of-attorney

Mitch Mumma

/s/ Thomas A. Allen, by power-of-attorney

Dennis Dougherty

/s/ Thomas A. Allen, by power-of-attorney

Richard Kent

/s/ Thomas A. Allen, by power-of-attorney

Robert J. Flanagan

/s/ Thomas A. Allen, by power-of-attorney

Joseph Del Guercio

/s/ Thomas A. Allen, by power-of-attorney

M. Scott Albert

/s/ Thomas A. Allen, by power-of-attorney

Hiram Ewald

[Signature Page to Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

/s/ Thomas A. Allen, by power-of-attorney

Colin Rolph

/s/ Thomas A. Allen, by power-of-attorney

James Tullis

/s/ Thomas A. Allen, by power-of-attorney

Mark Grovic

/s/ Thomas A. Allen, by power-of-attorney

Harbert Venture Partners MM, LLC

[Signature Page to Joint Filing Agreement]

POWER OF ATTORNEY

Known all by these presents that the undersigned hereby constitutes and appoints each of Thomas A. Allen and S. Halle Vakani, and each of them acting alone, signing singly, the undersigned's true and lawful attorney-in-fact to: (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director and/or 10% or more stockholder of Cytomedix Inc. (the “Company”), Forms ID (if necessary) and Schedules 13D or 13G (and any amendments thereto) under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) in accordance with the 1934 Act, and the rules promulgated thereunder; (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form or Schedule (and any amendments thereto) and to timely file such Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and (3) take any other action of any type whatsoever in connection with the foregoing which in the opinion of such attorney-in-fact may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13(d) or 16(a) of the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such Forms or Schedules with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the respective dates below.

ALDAGEN HOLDINGS, LLC

By:	/s/ William W. Brooke

William W. Brooke

Manager

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

Manager

By:	/s/ Kathryne Carr

Kathryne Carr

Manager

Dated: March 13, 2012

INTERSOUTH AFFILIATES V, L.P.

By:	INTERSOUTH ASSOCIATES V, LLC
General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

Dated: February 21, 2012

INTERSOUTH PARTNERS V, L.P.

By:	INTERSOUTH ASSOCIATES V, LLC
General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

Dated: February 21, 2012

INTERSOUTH PARTNERS VI, L.P.

By:	INTERSOUTH ASSOCIATES VI, LLC
General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

Dated: February 21, 2012

INTERSOUTH PARTNERS VII, L.P.

By:	INTERSOUTH ASSOCIATES VII, LLC
General Partner

By:	/s/ Dennis Dougherty

Dennis Dougherty

Member Manager

Dated: February 21, 2012

By:	/s/ Mitch Mumma

Mitch Mumma

Dated: March 13, 2012

By:	/s/ Dennis Dougherty

Dennis Dougherty

Dated: March 13, 2012

By:	/s/ Richard Kent

Richard Kent

Dated: March 13, 2012

CNF INVESTMENTS II, LLC

By:	/s/ Joseph Del Guercio

Joseph Del Guercio

Managing Director

Dated: February 20, 2012

By:	/s/ Robert J. Flanagan

Robert J. Flanagan

Dated: February 20, 2012

By:	/s/ Joseph Del Guercio

Joseph Del Guercio

Dated: February 20, 2012

AURORA ENRICHMENT FUND, L.L.C.

By:	Aurora Enrichment Management Co, L.L.C
Managing Member

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

Manager

Dated: February 21, 2012

HARBINGER/AURORA QP VENTURE FUND, L.L.C.

By:	HARBINGER/AURORA VENTURES, L.L.C.
Managing Member

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

President

Dated: February 21, 2012

HARBINGER/AURORA VENTURE FUND, L.L.C.

By:	HARBINGER/AURORA VENTURES, L.L.C.
Managing Member

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

President

By:	/s/ B. Jefferson Clark

B. Jefferson Clark

Dated: February 21, 2012

By:	/s/ M. Scott Albert

M. Scott Albert

Dated: February 24, 2012

TALL OAKS CAPITAL INVESTMENTS, LLC

By:	/s/ Kathryne Carr

Kathryne Carr

Managing Director

Dated: February 21, 2012

TALL OAKS CAPITAL PARTNERS, LLC

By:	/s/ Kathryne Carr

Kathryne Carr

Managing Director

Dated: April 4, 2012

By:	/s/ Kathryne Carr

Kathryne Carr

Dated: March 27, 2012

By:	/s/ J. Hiram Ewald

J. Hiram Ewald

Dated: April 4, 2012

By:	/s/ Colin Rolph

Colin Rolph

Dated: April 3, 2012

HARBERT VENTURE PARTNERS MM, LLC

By: HMC-Virginia, Inc., the Managing Member of

Harbert Venture Partners MM, LLC

By:	/s/ William W. Brooke

William W. Brooke

Executive Vice President

Dated: April 3. 2012

HARBERT VENTURE PARTNERS
(ANNEX FUND), L.L.C.

By:	/s/ William W. Brooke

William W. Brooke

Manager

Dated: March 27, 2012

ALD CO-INVESTOR, LLC

By:	/s/ William W. Brooke

William W. Brooke

Manager

Dated March 27, 2012

By:	/s/ William W. Brooke
William W. Brooke

Dated: March 13, 2012

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C.
General Partner

By:	/s/James L. L. Tullis

James L. L. Tullis

Manager

Dated: April 2, 2012

By:	/s/James L. L. Tullis

James L. L. Tullis

Dated: April 2, 2012

NEW MARKETS GROWTH FUND

By:	/s/ Mark Grovic

Mark Grovic

Managing Director

By:	/s/ Mark Grovic

Mark Grovic

Dated: April 4, 2012

By:	/s/ Joel Kimbrough

Joel Kimbrough

Dated: February 22, 2012

By:	/s/ Jonathon M. Lawrie

Jonathon M. Lawrie

Dated: March 27, 2012